 NEWS RELEASE

ELD No. 09-01

TSX: ELD   NYSE-A: EGO

January 6, 2009

            Efemçukuru North Ore Shoot Drilling Continues to Grow Deposit

VANCOUVER, BC – Paul N. Wright President and CEO of Eldorado Gold Corporation (‘Eldorado” the “Company” or “we”) is pleased to announce results from our first 5 holes testing the North Ore Shoot (NOS) at the Efemçukuru Project in Western Turkey.   The program is designed to test the lateral and down plunge extension of this poorly defined third ore shoot in the Efemçukuru system.    Drilling is planned to continue throughout the first quarter 2009.

Results are shown in Table 1 and illustrated in a Longitudinal Section.  Calculated intervals generally used a 3 g/t gold cut off.

Table 1: EFEMçUKURU  NOS  DRILL  RESULTS

Hole ID	m From	m To	Interval m	Estimated True Width m	Gold Grade g/t	Silver Grade g/t
KV - 294	140.3	144.2	3.9	2.9	9.7	24.9
KV - 296	168.2	169.6	1.4	1.2	24.6	51.1
KV - 298	98.4	104.6	6.2	5.0	6.7	82.5
KV - 299	129.6	134.0	4.4	4.1	21.1	52.7
KV - 301	155.1	157.4	2.3	2.1	23.1	77.1

The positive results show strengthening of the grades and value of the NOS system laterally and at depth.  The gold mineralization is consistently associated with high silver values and anomalous base metal concentrations.   At present the NOS mineralization is not included in the Efemçukuru Project mining plan.

“These excellent results demonstrate the potential for the North Ore Shoot to contribute to additional reserve growth at Efemçukuru beyond the current 1.2 million ounces.” commented Paul Wright, President and CEO.

Stephen Juras, Ph.D., P.Geo., Manager, Geology is the qualified person for the technical disclosure in this press release.  Samples are prepared at Eldorado’s facility in Turkey and assayed at the ALS facility at Vancouver, Canada.  Analysis for gold is done on sawn half core samples using fire assay (AA finish).  Higher grade samples (≥ 5 g/t) were re-assayed using fire assay with a gravimetric finish.  Standard reference materials, blank and field duplicate samples are inserted prior to shipment from site to monitor the quality control of the assay data.  In addition, about 20% of the samples were re-submitted for duplicate analysis at Assayers Canada laboratory in Vancouver, Canada.

Eldorado is a gold producing, exploration and development company actively growing businesses in Brazil, Turkey, China, Greece and the surrounding regions.  With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF
ELDORADO GOLD CORPORATION

Paul N. Wright

Paul N. Wright

President  & Chief Executive Officer

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward-looking statements or information within the meaning of the Securities Act (Ontario).  Such forward-looking statements or information include, but are not limited to statements or information with respect to monetizing the AngloGold American Depositary Shares described above, internal growth prospects and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of AngloGold or Eldorado, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements or information are subject to a variety of risks and uncertainties, which could cause actual events, or results to differ from those reflected in the forward-looking statements or information. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.  Specific reference is made to “Forward Looking Statements and Risk Factors” in Eldorado’s Annual Information Form and Form 40 F dated March 31, 2008.  Such factors include, amongst others, the following: delays in respect of, or an inability to, monetize the AngloGold American Depositary Shares described above; gold price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled “Risk Factors” in Eldorado’s Annual Information Form and Form 40-F dated March 31, 2008.  Except as required by law, we do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of Eldorado’s business contained in Eldorado’s reports filed with the securities regulatory authorities in Canada and the U.S

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Eldorado Gold Corporation common shares trade on the Toronto Stock Exchange (TSX: ELD) and the NYSE Alternext US (NYSE-A: EGO).  The TSX has neither approved nor disapproved the form or content of this release.

Contact:

Nancy E. Woo, Vice President Investor Relations

Eldorado Gold Corporation

Phone: 604.601.6650 or 1.888.353.8166

1188, 550 Burrard Street

Fax:  604.687.4026

Vancouver, BC V6C 2B5

Email: nancyw@eldoradogold.com

Web site: www.eldoradogold.com

Request for information packages: laurelw@eldoradogold.com

Efemçukuru North Ore Shoot

Longitudinal Section Looking Southwest

700 RL
600 RL
500 RL
400 RL
300 RL
Middle Ore Shoot
North Ore Shoot
2008 Inferred Mineral Resource Boundary
Legend
2008 Drill Holes
Planned Drill Holes
Pre 2008 Drill Holes
>= 50 g-m
>= 12 g-m
>= 90 g-m
KV-298
KV-299
KV-294
KV-296
KV-301
Untested
Untested
?
-50
0
50
100
m